The Providence Service Corporation

5524 East Fourth Street

Tucson, AZ 85711

October 27, 2006

Via Edgar

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Tia Jenkins, Senior Assistant Chief Accountant

Re:	The Providence Service Corporation

File No. 000-50364

Supplemental letter dated September 14, 2006

Dear Ms. Jenkins:

This letter represents The Providence Service Corporation’s (“Registrant”, “We”, “Our” or similar pronouns) response to your comment letter dated October 6, 2006 (“Comment Letter”) to Form 10-K, filed by us on March 16, 2006 (“Form 10-K”), SEC file number 000-50364.

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant. The Registrant also acknowledges that Staff comments or changes in response to Staff comments in the proposed disclosure in the documents filed pursuant to the Securities Exchange Act of 1934 and reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing. The Registrant also represents that Staff comments may not be asserted by the Registrant as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Form 10-K for the Fiscal Year Ended December 31, 2005 filed March 16, 2006

Management’s report on internal control over financial reporting, page 57

Staff Comment

1.	We note your response to prior comment one of our letter dated August 14, 2006. Since the significance of the acquired businesses in relation to the consolidated financial statements is required to be disclosed, we believe that the disclosures should include all of the assets and liabilities of each acquired business, including any goodwill and intangible assets recorded under SFAS 141, consistent with your disclosures in Note 4. Please revise accordingly or tell us why you believe that no revisions are required.

Registrant Response

The financial data of the acquired entities set forth in management’s report on internal control over financial reporting on page 57 of our Form 10-K reflects the assets and liabilities of the acquired entities that were purchased in an arm’s length transaction that were not subject to internal controls. The purchase of the equity interest in the acquired entities also gave rise to the valuation of intangible assets acquired (based on our evaluation of the potential of the intangible assets’ ability to produce cash flow and income in the future) and goodwill. Our internal controls assessment over the accounting and reporting related to our purchase method of accounting for acquisitions and subsequent accounting for intangibles and goodwill was included in our assessment of internal control over financial reporting. We believe the financial data of the acquired entities as disclosed in management’s report on internal control over financial reporting accurately reflects the significance of the assets and liabilities of these entities (excluded from our assessment of internal control over financial reporting) to our consolidated financial statements and is consistent with the Commission’s response to questions regarding the interpretation of Release No. 34-

47986. In addition, we believe that including intangible assets and goodwill recorded under SFAS 141 in a disclosure that purports to exclude said amounts from our assessment of internal controls over financial reporting could be misleading to users of our financial statements in light of the fact that we did include those intangible amounts in our assessment of internal control over financial reporting. We request that you consider the lack of authoritative guidance in this situation, our attempt to present the most appropriate information to the users of our financial statements and that the assets excluded from management’s report on internal control over financial reporting were included in our internal control testing when evaluating whether or not our reporting was appropriate. We will disclose all of the assets and liabilities of each acquired business including any goodwill and intangible assets recorded under SFAS 141 in the assessment of internal controls over financial reporting in our annual report going forward.

Consolidated Statement of Operations, page 63

Staff Comment

2.	We note your response to prior comment two. However, we note that Rule 5-03(b) requires presentation of service revenues and related costs separately. Since you have presented three types of service revenues, it would appear that the related cost of revenue of each of those revenue streams should be presented separately to enhance the investor’s understanding. We note that you use information regarding each type of service revenue to analyze and manage your operations. Tell us how you evaluate this information without allocating the related costs, which costs are allocated to each category of revenue and which costs are not allocated. Revise your disclosures in MD&A as appropriate to discuss how performance is evaluated with respect to each revenue category.

Registrant Response

We have historically presented the following three types of revenue in our financial statements solely for the purpose of identifying payer mix and the method and type of payment: 1) home and community based services which are substantially all fee for service revenues based upon an hourly rate, 2) foster care services which are per diem revenues and 3) management fees which are based upon a percentage of managed entity revenue or contractual amount. We use this data internally only to evaluate revenue mix and days sales outstanding of accounts receivable. We do not manage our operations day-to-day in vertical revenue and expense service lines. We manage geographically with each location presenting revenue streams and expenses based upon the number of employees and related expenses regardless of the revenue source. Employee related costs and occupancy expenses cross over all three revenue sources.

Since all of our revenues are derived from or related to one category of service (i.e. social services), we believe our presentation of revenues and expenses complies with Rule 5-03 (b) of Regulation S-X and that our policies for revenue and costs are appropriately recognized under the Rule. We believe the rule requires separation of services from product revenue. We also believe we are providing additional information which is not required, and furthermore, we do not maintain the cost by type of service information.

We propose that we prospectively present one line item for revenue entitled “Service Revenue” on the statement of operations and enhance our disclosures in MD&A and elsewhere where appropriate to include additional information regarding our evaluation of the results of our operations consistent with how we manage our business.

Notes to Financial Statements

Revenue Recognition, page 69

Staff Comment

3.

We note your response to prior comment three. We note that the supplemental payments (amounts in excess of contract amount) are at the discretion of CPSA. Given the uncertainty of receipt of the supplemental payments from CPSA, it appears that the collections of amounts in excess of the contract amount is not reasonably assured and such amounts should not be recognized as revenue in accordance with SAB 104. Please revise accordingly. If you continue to believe that your revenue recognition is appropriate, demonstrate to us how you determined that the collection is reasonably assured and how you complied with SAB 104. Please ensure to disclose the revenue over the contract amount recognized and the amount collected for the periods presented and provide an analysis of historical experience and expectation that supports your conclusion.

Registrant Response

Social services contracts typically have discretionary funding language. We have a long standing contractual relationship with CPSA dating back to 1997. Our reimbursement amount for each contract year has always been based upon our service delivery levels (encounter value), which represents the value of our services delivered to the eligible population we serve on a patient encounter basis. Encounter value is derived from a service code and rate as defined in The CPSA Authorized Service Matrix.

The funding we receive from CPSA is comprised of federal and state Medicaid funds earmarked for behavioral health services provided to indigent clients under federal Medicaid regulations. If our services are deemed medically necessary, state governments are obligated to provide and pay for the services (Public Law 89–97, sec. 121).

We receive an initial funding allocation (set forth in Exhibit 1) that is only an estimate because federal Medicaid is funded at the State level based upon the number of enrollees at the beginning of the fiscal year. We receive one-twelfth of that estimate monthly. To the extent State enrollment exceeds the forecast, supplemental dollars are provided to the State after the end of the fiscal year. These supplemental funds are not discretionary but are mandated by Congress and trued up to the actual number of enrollees.

We have a history of receiving supplemental payments from CPSA since the inception of our relationship. For example, we recognized revenue and received supplemental payments over the stated funding allocation for the years ended June 30, 2000, 2001 and 2002, the six months ended December 31, 2002 and the years ended December 31, 2003, 2004 and 2005 as follows:

	Year ended June 30,			Six months ended December 31,	Year ended December 31,
	2000	2001	2002	2002	2003	2004	2005
Revenue recognized over the funding allocation	$159,346	$—	$750,000	$132,000	$1,493,380	$—	$3,579,973
Supplemental payments received	$159,346	$—	$750,000	$132,000	$1,493,380	$—	$2,057,206

CPSA processes our encounters on an ongoing basis and has the contractual right to take up to 180 days from the end of their June 30 fiscal year to accumulate, process and reconcile our encounters. As such, we do not expect to receive additional supplemental payment for services rendered during the contract year ended June 30, 2006 until the final encounter reconciliation is completed which is anticipated to occur prior to December 31, 2006.

Our July 1, 2005 – June 30, 2006 agreement with CPSA, which is incorporated herein by reference to Exhibit 10.8 of our Form 10-K, has certain provisions that support the foundation of our revenue recognition policy for amounts over and above the stated funding allocation, as follows:

Funding Allocation Schedule, Fiscal Year 2006

Note for Providers with Title XIX and Title XXI Funding: Both Title XIX and Title XXI funds are subject to a state matching funds requirement. The exact state dollar amounts and percentages are not determined until year end in the Arizona Department of Health Services (“ADHS”) confirmation. CPSA treats all Title XIX and Title XXI funds as federal until ADHS confirms the state match at year end.

Payments to providers are subject to modification should CPSA funding from ADHS be revised.

Schedule II, page 44.

Pending receipt of the final Fiscal Year 2006 Budget from ADHS, the payment methodologies for Fiscal Year 2005 will remain unchanged. Once funding is received CPSA will amend funding allocation schedules to coincide with the approved budget effective October 1, 2005.

Schedule I-A, page 41, paragraph A.2.

On an on-going monthly basis, CPSA will monitor and reconcile year-to-date encounter values approved by the CPSA Claims/Encounter System to the corresponding year-to-date payments in accordance to the scheduled Reconciliation Period.

Special Terms, page 37, paragraph C.7.

The Contractor and its Subcontracted Providers shall submit 100% of claims/encounters for all Covered Services provided to Members, even if the claim amount/encounter data value exceeds the annual funding allocation. All submissions shall meet CPSA’s Claims/Encounter System requirements.

Because the services we provide under the CPSA agreement are Medicaid entitlement services which are mandated by federal law, it is reasonably assured that we will be paid for services provided to eligible beneficiaries. In cases where Medicaid payers like CPSA exceed their forecasted funding allocation, supplemental funds are made available by the state and federal government to cover the expenses incurred to provide Medicaid entitlement services. Paragraph 2.62 of the AICPA Federal Governmental Contractor Audit and Accounting Guide outlines that a number of events in the performance of a contract may lead to claims for compensation by a contractor. The changes clauses give the government a unilateral right to impose revisions as long as those revisions are within the general scope of the contract. The contractor is required to proceed with the changed work, but is entitled to recovery of increased costs of performance and/or schedule relief attributable to the change.

We believe the contractual language and our historical payment experience with CPSA satisfy the revenue recognition provisions of SAB 104. CPSA has historically trued up our reimbursement levels to closely match our encounter levels and they have set an established precedent such that the collection of all amounts we have recorded as revenue is reasonably assured.

Staff Comment

4.	We note that your revenue recognition policy with respect to the CPSA agreements was apparently modified when the agreement was changed from a case rate contract to an annual block purchase contract effective July 1, 2004. Please tell us how you determined that the change in revenue recognition was appropriate and revise your disclosures as appropriate. Tell us why you believe that your historical experience under the case rate contract is relevant to the annual block purchase contract and supports the change in revenue recognition practices. Revise your disclosures as appropriate.

Registrant Response

Our case rate agreement prior to July 1, 2004 represented a payment methodology for a stated number of eligible beneficiaries per program funding stream multiplied by a stated case rate. We were responsible for approximately 1,200 eligible beneficiaries in our behavioral health network under the case rate contract for all years from 1997 to June 30, 2004.

Our annual block purchase agreement effective July 1, 2004 sets forth an annual funding allocation per program funding source rather than a case rate per beneficiary. The assignment of eligible beneficiaries to us is at the sole discretion of CPSA and we must now accept enrollment of all beneficiaries assigned. There is no stated number of eligible beneficiaries that we are required to serve, and at December 31, 2005 there were approximately 2,300 beneficiaries eligible to receive our services that were assigned to our behavioral health network.

Our revenue recognition policy was not changed and has consistently been based on encounter value. Under the annual block purchase agreement we are required to produce encounter values which are at least 90% of amounts paid to us by the end of each contract year. If our encounter value to amounts received is less than 90%, CPSA has the right to recoup funds paid to us. Prior to the contract year beginning July 1, 2005, we were not consistently delivering encounter values at the required 90% level, and at December 31, 2004, we deferred revenue totaling $152,000 representing the shortfall encounter amount below the 90% threshold.

At December 31, 2005, our encounters were in excess of the required 90% amount. Based upon our historical supplemental payments and certain contractual provisions identified in Registrant Response to Staff Comment number 3, we believed that supplemental payments were forthcoming over and above our annual funding allocation due to: (1) the significant increased census we were experiencing during the contract year under the annual block purchase agreement, and (2) directives from CPSA that we should not reduce encounters to 90% of the reimbursement level and their assurances to us regarding supplemental payments. We continued to provide services over the required 90% encounter level at their directive because we believed that payment for these services was reasonably assured based upon payment history, estimates based upon encounter value, and the contractual provisions identified in Registrant Response to Staff Comment number 3.

Note 1 – Segment disclosures, page 75

Staff Comment

5.	We note your responses to prior comment four. As previously requested, please provide data to support your conclusion that the various businesses exhibit similar long term financial performance and have similar economic characteristics and demonstrate how you meet the aggregation criteria under paragraph 17 of SFAS 131. Also, tell us how the financial information for each individual operating company corresponds to the revenue categories presented on the statement of operations.

Registrant Response

Attached are Exhibits 2 and 3 which contain information that supports our conclusion that our various businesses exhibit similar long term financial performance and have similar economic characteristics. The information in Exhibits 2 and 3 is derived from information that our chief operating decision maker uses to analyze our business operations. We believe that the long term operating contribution margins of these operating subsidiaries will approximate 15% as the markets mature, we cross sell our services within markets, and standardize our operating model across all entities. We also believe that this is a tolerable amount of contribution margin that our state and local governmental payers will allow over the long term.

Exhibits 3 and 4 attached hereto contain financial information for our operating subsidiaries which correspond to the revenue categories on the statement of operations.

In evaluating the economic characteristics of our various businesses, we consider qualitative characteristics as well as financial operating results. For example, our businesses generally have the same type of payer, clients, contracts, employees and services. In all of our businesses, employee and related costs comprise the majority of our total costs. In conjunction with the financial performance trends, we believe the similar qualitative characteristics of our businesses and budgetary constraints of our payers in each market provide a foundation to conclude that our businesses have similar economic characteristics. We also believe the economic characteristics of our disaggregated locations meet the aggregation criteria under paragraph 17 of SFAS 131 as more fully discussed in the supplemental letter of September 14, 2006. Additionally, we do not present disaggregated discrete financial information of our different service lines to our chief operating decision maker. The only disaggregated financial information in service lines is our revenue which is disclosed in our financial statements. We do have disaggregated costs by geographic location which is provided to our chief operating decision maker. We manage the locations by budget comparison, not by comparison to other locations.

Note 11 – Stock option and incentive plans, page 88

Staff Comment

6.	We note your response to prior comment six. Please tell us how you concluded that no additional compensation expense would be required to be recorded in the event that the actual forfeiture rates exceed your estimates. Since the acceleration of the outstanding options occurred prior to the effective date of FAS 123(R), it appears that the accounting treatment for these awards should continue to be evaluated under FAS 123 and FIN 44. Accordingly, to the extent that the actual forfeitures exceed your estimates, we believe that additional compensation expense would be required to be recorded in future periods. Please revise your disclosures in the financial statements and MD&A accordingly, or tell us why you believe that no revisions are required.

Registrant Response

Our conclusion that no additional compensation expense would be required to be recorded in the event that the actual forfeiture rates exceed our estimate is based on our belief that the accounting for all options under the modified prospective method would be governed by SFAS 123 and SFAS 123(R), not APB Opinion No. 25 or FIN 44. We believe that options accounted for as variable plan options would cease upon the adoption of SFAS 123(R). By analogy, we believe a true-up of forfeitures and compensation based on intrinsic value is not prescribed in the modified retrospective method of adoption under SFAS 123(R). We also consider by analogy to the modified prospective method, paragraph 76 and footnote 36 of SFAS 123(R), that after the effective date, options will be accounted for under SFAS 123 and it applies to fixed or variable awards. Please direct us to the guidance on which we should rely so that we may comply to the fullest extent.

Staff Comment

7.	We note your response to prior comment seven, including your statement that the expected term was determined based on an average of the contractual terms and vesting periods, and historical data. While this would appear to be appropriate with respect to awards granted to employees, we believe that options granted to non-employees should be valued using the contractual life as the expected term assumption. Please revise the financial statements accordingly, or explain in more detail why you believe that no revisions are required.

Registrant Response

We agree with the Staff that the expected term assumption of the options granted to non-employees should be based on the contractual life of the options. Under this assumption, the expected life of the 20,000 options shares granted to a consultant on November 15, 2005 would be ten years instead of five years and the resulting stock based compensation would be approximately $110,000 higher or $300,000 instead of $190,000 as previously calculated and disclosed in the supplemental letter of September 14, 2006.

Our most significant measure of financial performance is diluted earnings per share. Based upon our evaluation of the materiality of this misstatement under SAB 99, we determined that this misstatement does not materially impact our diluted earnings per share for the year ended December 31, 2005 such that the reported diluted earnings per share would have remained the same as reported if we had recorded the additional stock based compensation expense of $110,000 (or $66,000 on an after tax basis). Similarly, this adjustment would have had no affect on total stockholders equity as reported. We do not believe there are any other quantitative or qualitative affects on our financial statements that would affect the users of our financial statements. Due to the immateriality of the difference between these calculations in relation to our financial position and results of operations, we do not believe revising our financial statements is necessary to better understand our financial position and results of operations for the year ended December 31, 2005 in light of the circumstances.

Staff Comment

8.

We note your response to prior comment nine. Based on your disclosure, it does not appear that the stock compensation expense that was avoided through the issuance of the options disclosed on page 89 is included in the amounts disclosed in the last paragraph on page 88, as indicated in your response.

We note that the options disclosed on page 89 were fully vested on the date of grant, December 6, 2005, and that the option acceleration occurred on December 29, 2005. Accordingly, it would appear that additional compensation expense was avoided through the issuance of the fully vested options on December 6, 2005. We note that the amount of such compensation expense would appear to exceed $1 million based on the stated fair value of $9.29 per share. As previously requested, please revise your disclosures to include the incremental compensation expense that was avoided through the issuance of the options disclosed on page 89.

Registrant Response

Subsequent to our initial response to prior comment nine, we noted that the incremental compensation expense that was avoided through the issuance of the options disclosed on page 89 of our Form 10-K was not included in the estimated amount of stock based compensation we expect to avoid subsequent to adopting SFAS 123(R) that was disclosed on page 88 of our Form 10-K. Further, we noted that even though we awarded fully vested options to non-employee directors and executive officers on December 6, 2005 to enable us to avoid recognizing stock based compensation associated with these options in future periods under SFAS 123(R), it would appear that a disclosure of incremental compensation expense related to these options is not necessary because these options were granted fully vested and would not result in stock based compensation in future periods under any generally accepted accounting principles guidance. In addition, we are not aware of any such disclosure requirements in SFAS 123(R) or SAB 107 for options granted prior to the effective date of SFAS 123(R) that might have otherwise been granted after the effective date.

If you have any questions, please contact the undersigned at (520) 747-6600.

Very truly yours,

/s/ Fletcher J. McCusker
Fletcher J. McCusker
Chief Executive Officer

Exhibit Index

Exhibit No.	Description

1	Community Partnership of Southern Arizona Funding Allocation Schedule Fiscal Year 2006

2	Home Based and Foster Care Services Margin Analysis

3	Management Fees Margin Analysis

4	Home Based and Foster Care Revenue

Exhibit 1

Community Partnership of Southern Arizona

Funding Allocation Schedule

Fiscal year 2006

Providence Service Corporation

GSA	Program	Program Funding Source	Program Description	CFDA No	Federal Agency	Compensation Methodology	Contract Type	Contract Amount
5	TXIX Children	Comprehensive Medical and Dental Plan	Network Services	93.779	CMS, DHHS	1/12th of Annual	Block Purchase-Network	$6,352,000
5	TXIX Children	Health Care Financing Research, Demonstrations and Evaluations	Network Services	93.779	CMS, DHHS	1/12th of Annual	Block Purchase-Network	$6,957,848
5	TXIX Children	DES / DD Arizona Long Term Care System	Network Services	93.779	CMS, DHHS	1/12th of Annual	Block Purchase- Network	$383,800

							Program Total:	$13,693,648
5	TXXI Children	Health Care Financing Research, Demonstrations and Evalutions	Network Services – Title 21	93.767	CMS, DHHS	1/12th of Annual	Block Purchase-Network	$789,817

							Program Total:	$789,817
5	Non-TXIX Children	Block Grant for Community Mental Health	Federal	93.958	SAMHSA, DHHS	1/12th of Annual	Block Purchase-Network	$260,068
5	Non-TXIX Children	Block Grant for Community Mental Health	Flex Funds	93.958	SAMHSA, DHHS	1/12th of Annual	Block Purchase-Network	$54,720
5	Non-TXIX Children	State	Children			1/12th of Annual	Block Purchase-Network	$177,537
5	Non-TXIX Children	State	Children Mental Health			1/12th of Annual	Block Purchase-Network	$48,000
5	Non-TXIX Children	House Bill 2003	Staffing - CPS Liaison (DES Funds)			1/12th of Annual - CER required	Cost Reimbursement	$62,250

							Program Total:	$602,575

							Provider Total:	$15,086,040

Footnotes:

CFDA Number: Catalog of Federal Domestic Assistance

NOTE for Providers with Title XIX and Title XXI funding: Both Title XIX and Title XXI funds are subject to a state matching funds requirement. The exact state dollar amounts and percentages are not determined until year end in the ADHS confirmation. CPSA treats all Title XIX and Title XXI funds as federal until ADHS confirms the state match at year end.

Payments to providers are subject to modification should CPSA funding from ADHS be revised.

The Providence Service Corporation

Home Based and Foster Care Services Margin Analysis

Exhibit 2

The following schedule reflects our operating contribution margin related to our home and community based and foster care services by region for the years 2003, 2004 and 2005. This information is provided to support our conclusion that our various businesses exhibit similar long term financial performance. This information also supports our belief that the long term operating contribution margins of our operating subsidiaries will approximate 15% as the markets mature, we cross sell our services within markets and standardize our operating model across all entities.

	2003	%	2004	%	2005	%
Region A
Revenue	15,797,432		29,358,428		51,843,562
Expense	14,844,434		27,121,690		45,294,898

Contribution	952,998	6.0%	2,236,738	7.6%	6,548,664	12.6%
Region B
Revenue					17,555,580
Expense					14,826,960

Contribution					2,728,620	15.5%
Region C
Revenue	37,009,524		55,506,183		54,881,211
Expense	32,083,501		46,835,609		48,154,412

Contribution	4,926,023	13.3%	8,670,574	15.6%	6,726,799	12.3%
Region D
Revenue			1,419,533		6,981,426
Expense			1,040,250		5,160,006

Contribution (A)			379,283	26.7%	1,821,420	26.1%
Total all Regions
Revenue	52,806,956		86,284,144		131,261,779
Expense	46,927,935		74,997,549		113,436,276

Contribution	5,879,021	11.1%	11,286,595	13.1%	17,825,503	13.6%

(A)	Region D is a new region comprised of recently acquired businesses that exhibit unusually high contribution margins. These unusually high contribution margins are a result of a unique service delivery program in a school based environment. We expect the contribution margin in this region will normalize as they grow and are integrated into our service delivery model over the long term.

The Providence Service Corporation

Management Fee Analysis Margin Analysis

Exhibit 3

The following schedule reflects our operating contribution margin related to our management fees revenue by region for the years 2003, 2004 and 2005. This information is provided to support our conclusion that our various businesses exhibit similar long term financial performance. It demonstrates how management fees revenue on the statement of operations corresponds to each regional administrative cost center for the management of not-for-profit entities. This information also supports our belief that the long term operating contribution margins of our operating subsidiaries will approximate 15% as the markets mature, we cross sell our services within markets and standardize our operating model across all entities.

	2003	%	2004	%	2005	%
Region A Administration
Revenue					714,826
Expense					66,845

Contribution					647,981
Region B Administration
Revenue			4,979,419		5,550,999
Expense			3,396,130		3,965,937

Contribution			1,583,289		1,585,062
Region C Administration
Revenue	1,078,073		3,119,558		3,278,672
Expense	1,715,445		644,017		983,215

Contribution	(637,372)		2,475,541		2,295,457
Region D Administration
Revenue			666,664		1,215,496
Expense			260,062		430,715

Contribution			406,602		784,781
Region E Administration
Cost center E-1
Revenue	5,391,133		300,000		2,047,030
Expense @ 53%	2,787,472		3,122,317		4,996,535

Contribution	2,603,661		(2,822,317)		(2,949,505)
Cost center E-2
Revenue			1,615,859		1,354,641
Expense			322,145		796,841

Contribution			1,293,714		557,800
Cost center E-3
Revenue					284,925
Expense @ 25%					216,203

Contribution					68,722
Total management fees
Revenue	6,469,206		10,681,500		14,446,589
Expense	4,502,917		7,744,671		11,456,291

Contribution	1,966,289	30.4%	2,936,829	27.5%	2,990,298	20.7%

The Providence Service Corporation

Home Based and Foster Care Revenue

Exhibit 4

The following schedule demonstrates how our home and community based and foster care services revenue on the statement of operations corresponds to each individual operating companies.

	2003	2004	2005
Home & community based services
Region A
Subsidiary 1	11,780,694	12,851,765	18,751,854
Subsidiary 2	2,103,117	2,940,394	3,080,215
Subsidiary 3	1,748,871	1,929,964	1,745,334
Subsidiary 4		5,107,235	12,082,568
Subsidiary 5		1,069,683	2,646,660
Subsidiary 6		4,243,945	8,832,747
Subsidiary 7			482,497

	15,632,682	28,142,986	47,621,875

Region B
Subsidiary 8			16,629,422
Subsidiary 9			219,386
Subsidiary 10			556,069

			17,404,877

Region C
Subsidiary 12	15,504,197	18,763,128	21,503,043
Subsidiary 13	961,577	2,156,668	6,404,441
Subsidiary 14	802,417	936,302	1,082,950
Subsidiary 15	3,131,111	10,662,064
Subsidiary 16	4,556,587	5,633,435	6,516,917
Subsidiary 17	127,679	250,178	227,354
Subsidiary 18		958,628	3,031,382
Subsidiary 19		3,023,078	3,495,081
Subsidiary 20			221,099
Subsidiary 21	380,871	276,617	143,299
Subsidiary 22	1,196,735	883,429	832,856

	26,661,174	43,543,527	43,458,422

Region D
Subsidiary 24		1,419,533	2,169,351
Subsidiary 25			4,812,075

		1,419,533	6,981,426

Total home & community based services	42,293,856	73,106,046	115,466,600

The Providence Service Corporation

Home Based and Foster Care Revenue

Exhibit 4

The following schedule demonstrates how our home and community based and foster care services revenue on the statement of operations corresponds to each individual operating companies.

	2003	2004	2005
Foster care services
Region A
Subsidiary 1	164,750	1,215,442	2,362,476
Subsidiary 7			1,859,211

	164,750	1,215,442	4,221,687

Region B
Subsidiary 11			152,299
Subsidiary 10			(1,596)

			150,703

Region C
Subsidiary 21	9,565,466	10,182,085	9,675,154
Subsidiary 22	692,604	768,899	407,916
Subsidiary 23	883
Subsidiary 12		28,691	224,750
Subsidiary 15	39,997	323,346
Subsidiary 17	49,400	659,635	1,114,969

	10,348,350	11,962,656	11,422,789

Total foster care services	10,513,100	13,178,098	15,795,179

Total home based & foster care revenue	52,806,956	86,284,144	131,261,779